Exhibit 20
                           IOWA FIRST BANCSHARES CORP.
                             300 East Second Street
                              Muscatine, Iowa 52761
                              PHONE (563) 263-4221

                    NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

The annual meeting of shareholders of Iowa First Bancshares Corp., an Iowa corporation, will be held at the corporate offices of the Company and its subsidiary, First National Bank of Muscatine, Muscatine, Iowa, on Thursday, April 17, 2003, beginning at 2:00 p.m. in order to:

1.   Elect three current Directors for terms of three years each.
2.   Elect one new Director for a term of three years.
3. Transact any other business which may be properly brought before the meeting or any adjournment of the meeting.

Common stockholders of record as of the close of business on March 10, 2003 are entitled to vote at the meeting.

Even if you plan to attend the meeting, we encourage you to sign and return the enclosed proxy. If you are unable to attend the meeting because of illness or any other reason, your vote will still be cast. If you do attend the meeting, your proxy will automatically be suspended if you elect to vote in person.

We encourage your attendance at this meeting. The Officers and Directors want to keep you, one of the owners of the Company, informed of its activities and progress.

                                                           /s/ George A. Shepley
March 11, 2003                                             ---------------------
                                                           George A. Shepley
                                                           Chairman of the Board

EVEN IF YOU PLAN TO ATTEND THE MEETING, PLEASE SIGN, DATE, AND RETURN THE ENCLOSED PROXY IN THE ENCLOSED, POSTAGE-PAID ENVELOPE. IT IS IMPORTANT THAT PROXIES BE RETURNED PROMPTLY.

                                 PROXY STATEMENT

General Information Concerning the Solicitation of Proxies

This proxy statement is furnished on March 11, 2003, in connection with the solicitation by the Board of Directors of the proxies in the accompanying form.

A shareholder who gives a proxy may revoke it at any time prior to its exercise by filing with the Corporate Secretary a written revocation or a duly executed proxy bearing a later date. The proxy will be suspended if the shareholder is present at the meeting and elects to vote in person.

As of March 10, 2003, 1,424,445 shares of common stock were outstanding, each of which is entitled to one vote at the meeting. Only shareholders of record as of the close of business on March 10, 2003 will be entitled to notice of and to vote at the meeting.

The affirmative vote of the holders of a majority of the outstanding shares entitled to vote is required for adoption of motions and resolutions, except that changes in voting rights, removal of Directors, amendments to the Articles of Incorporation, and approval of mergers, consolidations, or partial liquidations require the affirmative vote of the holders of two-thirds of the outstanding shares entitled to vote.

Security Ownership of Certain Beneficial Owners

The following table sets forth information known as of February 28, 2003, with respect to any person who is known to the Company to be the beneficial owner of more than 5 percent of the Company's common stock.

 Name and Address        Amount and Nature of               Percent
of Beneficial Owner      Beneficial Ownership              of  Class
--------------------------------------------------------------------
George A. Shepley            117,399 (1)                     8.24%
401 Hogan Court
Muscatine, Iowa

(1) Includes 117,099 shares as beneficially owned by Mr. Shepley because the Company's management believes he has the power to exercise investment decisions with respect to such shares.

The beneficial ownership of current, continuing and nominated Directors is set out above and in the table on the following page. All current Directors and Executive Officers as a group, thirteen parties, own beneficially 291,400 shares, which constitutes 20.5% of the class.

Election of Directors

At the annual meeting, shareholders will be asked to elect three current Directors to hold office for terms of three years each. Shareholders will also be asked to elect one new Director for a term of three years.

The Board of Directors and management recommend the election of the four nominees listed herein. The named proxies intend to vote for the election of the nominees. If, at the time of the meeting, any of such nominees is unable or declines to serve, the discretionary authority provided in the proxy will be exercised to vote for a substitute or substitutes, unless otherwise directed. The Board of Directors has no reason to believe that any substitute nominee or nominees will be required.

Information Concerning Nominees for Election as Directors

The Board of Directors presently consists of twelve Directors divided into three classes, with four Directors in each class. Directors of one class are elected each year to hold office for a three-year term, until their successors are duly elected and qualified, or until their earlier resignation or removal. The terms of office of the current Class I Directors will expire on the election of the Directors at the 2003 annual meeting of shareholders.

The shareholders will be asked to elect three of the current Class I nominees listed herein for terms of three years or until a successor is elected and qualified or until his or her earlier resignation or removal. The shareholders will also be asked to elect one new Class I nominee, Richard L. Shepley, for a term of three years or until a successor is elected and qualified or until his earlier resignation or removal. Mr. Richard L. Shepley, the son of the current Chairman of the Board, is not presently a director of the Company. Upon the recommendation of the Company's independent Nominating Committee, Richard L. Shepley is being added to the Class I Director nominees to fill the vacancy created by the retirement of Chairman of the Board George A. Shepley. Mr. George
A. Shepley became President of First National Bank of Muscatine in 1963 and has held various executive management and board positions with the organization over the past forty years. Effective April 18, 2003, he is retiring from all duties with the Company and its subsidiaries. The Company expresses its sincere thanks to George A. Shepley for his many years of limitless energy, dedicated and successful service, as well as outstanding leadership. If the four nominees are elected all of the current twelve Directorships will be filled.

Certain information is provided on the following pages with respect to the four persons nominated by the Board of Directors to serve as Directors and with respect to the Directors continuing in office for terms expiring in 2004 and 2005.

                           IOWA FIRST BANCSHARES CORP.

                                    DIRECTORS

                                                                                                        As of February 28, 2003
                                                                                          Nominated           Common Stock
                                                                                          For Term      ------------------------
                                                                                          Expiring,      Amount and
Nominee                Position(s)                                                       Or Current       Nature of     Percent
Or Current             Held with                                             Director       Term         Beneficial       of
Director               the Company                                   Age       Since       Expires       Ownership       Class
--------------------------------------------------------------------------------------------------------------------------------
Kim K. Bartling        Director.  Executive Vice President, Chief
                       Operating Officer and Treasurer of the
                       Company.  EVP and CFO of First National
                       Bank of Muscatine.                             45       1994          2006 *        23,053          1.62%

Roy J. Carver, Jr.     Director.                                      59       1989          2004          25,404          1.78%

Stephen R. Cracker     Director. President and CEO
                       First National Bank in Fairfield.              57       2002          2004          12,803            **

Larry L. Emmert        Director.                                      61       1993          2006 *        24,666          1.73%

Craig R. Foss          Director. Vice Chairman of the Board,          53       1994          2005           3,360            **
                       First National Bank in Fairfield.

Donald R. Heckman      Director.                                      64       1984          2005          26,060          1.83%

David R. Housley       Director.                                      51       1999          2006 *         4,035            **

D. Scott Ingstad       Vice Chairman, President and CEO of
                       the Company.  Vice Chairman, President
                       and CEO, First National Bank of Muscatine.     52       1990          2005 ^        18,047          1.27%

Dr. Victor G. McAvoy   Director.                                      59       1994          2004           7,500            **

John "Jay" S. McKee    Director.                                      49       1999          2004            1,260           **

Richard L. Shepley     None                                           57        N/A          2006 *        18,219 (1)      1.28%

Beverly J. White       Director.                                      63       1988          2005          21,024          1.48%

* Nominated for election to the Board of Directors for a three year term at the April 17, 2003, annual meeting of shareholders of Iowa First Bancshares Corp.
**   Less than 1 percent of the outstanding stock of the Company.
^ Upon retirement of George A. Shepley on April 18, 2003, Mr. Ingstad will assume the additional title and responsibilities of Chairman of the Board of the Company.
(1) The amount shown for Richard L. Shepley includes 11,319 shares of common stock which are owned by trusts over which Mr. Shepley has only limited or contingent ownership rights. Mr. Richard L. Shepley disclaims beneficial ownership of such shares.

Shares listed as beneficially owned include, for Directors who are also officers of the Company, shares held in the Company's retirement plan for the benefit of such individuals.

The business experience of each nominated and continuing Director is set forth in the following section. All Directors have held their present position for at least five years unless otherwise indicated.

Kim K. Bartling. Mr. Bartling has been Executive Vice President, Chief Operating Officer and Treasurer since December 1996. He has served as Executive Vice President and Chief Financial Officer of First National Bank of Muscatine since February 1997. Mr. Bartling served as Senior Vice President, Chief Financial Officer and Treasurer of the Company and First National Bank of Muscatine beginning in 1988. Prior to serving in these positions he served as Vice President/Finance of the Company and First National Bank of Muscatine since 1987. Mr. Bartling is also a Director of the Company, First National Bank of Muscatine and First National Bank in Fairfield.

Roy J. Carver, Jr. Mr. Carver has been Chairman of Carver Pump Company, a manufacturer of industrial pumps used in military and civilian applications, since 1981. Mr. Carver is also a Director of Bandag, Incorporated, and Catalyst, Inc., which have classes of securities registered with the Securities and Exchange Commission. Mr. Carver is also President of Carver Aero, Inc., which operates fixed base operations at airports in Muscatine, Iowa, and Davenport, Iowa. He also is owner of several other private businesses involved in manufacturing, retailing and real estate development.

Stephen  R.  Cracker.  Mr.  Cracker  has  served as  President  and CEO of First
National Bank in Fairfield since January 1, 2002, prior to which he served as Executive Vice President and Chief Operating Officer from 1985 through 2001. Mr. Cracker also has served since 1982 as a Director of First National Bank in Fairfield.

Larry L. Emmert. Mr. Emmert has been President of Hoffmann, Inc., a general building contractor located in Muscatine, Iowa, since 1981. Mr. Emmert is also a Director of First National Bank of Muscatine.

Craig R. Foss. Mr. Foss has been President and a shareholder of the law firm of Foss, Kuiken, Gookin & Cochran, P.C., Fairfield, Iowa, since 1979. Mr. Foss is also Vice Chairman of the Board of First National Bank in Fairfield.

Donald R. Heckman. Mr. Heckman is an investor. Prior to retirement, Mr. Heckman had been Factory Manager of the H. J. Heinz Co. plant located in Muscatine, Iowa, 1973 to February 1995. This plant produced and warehoused various consumer products including ketchup, gravy, and various sauces. Mr. Heckman is also a Director of First National Bank of Muscatine.

David R. Housley. Mr. Housley has served over fifteen years as President of Doran and Ward Printing Co., a commercial printing company specializing in the printing of packaging products. Mr. Housley has served since late 2001 as President of Simpson Security Papers, Inc., a manufacturer and wholesaler of safety/security paper used primarily by printing companies for documents, checks, certificates, licenses, etc. He also served as President of Master Muffler and Brake, Inc. for more than fifteen years through December 2001, and Automart Undercar Distributors for approximately five years ended in January 2002. These companies are retail and wholesale suppliers of mufflers and various other replacement parts for the underside of automobiles. Mr. Housley became a Director of First National Bank of Muscatine in February 1999 and a Director of the Company in April 1999.

D. Scott Ingstad. Mr. Ingstad has served as First National Bank of Muscatine's Vice Chairman of the Board since October 1999, and Director, President and CEO of First National Bank of Muscatine since 1990. Mr. Ingstad is also Vice Chairman as of October 1999, President since December 1996, and CEO since January 2001, of the Company.

Dr. Victor G. McAvoy. Dr. McAvoy has served as President of Muscatine Community College and Vice-Chancellor of the Eastern Iowa Community College District since 1986. Dr. McAvoy is also a Director of First National Bank of Muscatine.

John "Jay" S. McKee. Mr. McKee has served as Vice President of Finance of McKee Button Company, a manufacturer of buttons emphasizing the men's dress shirt market, since 1982. Mr. McKee became a Director of First National Bank of Muscatine in February 1999 and a Director of the Company in April 1999.

Richard L. Shepley. Mr. Shepley has been an independent bank consultant since 2000. From 1997 until 2000, Mr. Shepley was Chief Investment Officer for Marshall Ventures, LLC, a private equity fund specializing in financial services. From 1990 until 1997, Mr. Shepley held various executive management and Board of Directors positions with several companies in the commercial banking, merchant banking, specialty finance and mortgage banking businesses. For the period 1969 until 1990, he worked at First Bank System, Inc., Minneapolis, Minnesota, (now U.S. Bancorp, Inc.) where he attained the position of Chief Credit Officer and served on the Boards of The First National Bank of Saint Paul and First National Bank of Minneapolis. He currently serves on the Board of Directors of Sunwest Bank, Tustin, California, which has securities registered with the Securities and Exchange Commission as well as Franklin National Bank, Minneapolis, Minnesota, First Eldorado Bancshares, Inc., Eldorado, Illinois, and American Bank, Grand Rapids, Minnesota.

Beverly J. White. Mrs. White has served as a Director since 1993, and Vice President since 1996, of Quality Foundry Co. Quality Foundry Co. is landlord to a business operating a grey iron foundry specializing in semi-steel castings. Mrs. White is also a Director of First National Bank of Muscatine.

Officers and Directors of the Company and its subsidiaries have had, and may have in the future, banking transactions in the ordinary course of business of the Company's subsidiaries. All such transactions are on substantially the same terms, including interest rates on loans and collateral, as those prevailing at the time for comparable transactions with others and involve no more than the normal risk of collectibility.

Meetings and Committees of the Board of Directors

The Board of Directors held twelve regular meetings and no special meetings during the last fiscal year. All incumbent Directors attended at least 75% of the regular Board of Directors meetings held after each Director was duly elected and qualified. The annual retainer that each outside Company Director received in 2002 was $5,500, plus $100 to $125 for each committee meeting attended. During 2002, each Director of the Company served as Director and member of committees for subsidiary boards and committees, with the exception of Mr. Carver who served only as a Director of the Company. The annual retainer fee paid to each outside subsidiary Director was $4,200 to $4,500, plus $100 to $250 for attendance at each committee meeting. Executive officers who also serve on the Board of Directors do not receive such retainer or committee fees.

The Company's committees of the Board of Directors meet on an "as needed" basis. The Human Resource and Compensation Committee met two times; its members are Mrs. White (Chairperson), Mr. Emmert, Mr. Housley, Dr. McAvoy, and Mr. Shepley. Mr. Shepley did not discuss or vote on any issues that came before this committee which dealt with his salary, bonus, or other perquisites. In the future no inside directors will serve on this committee. The Retirement Plan Committee met one time during 2002; its members are Dr. McAvoy (Chairman), Mr. Emmert, Mrs. White and Mr. Bartling. The Audit Committee met four times; its members are Mr. Heckman (Chairman), Mr. McKee, and Mrs. White. The Nominating Committee met one time during 2002; its members are Mrs. White (Chairperson), Mr. Heckman and Dr. McAvoy.

Compensation Committee Report

The Human Resource and Compensation Committee serves as the Company's compensation committee. The Committee policy is to seek to provide fair and competitive compensation, encourage the retention of highly qualified individuals and enhance shareholder value by encouraging increased profitability of the Company. This policy is intended to align the financial interest of the Company's and subsidiary banks' officers (including all executive officers of the Company) with those of the shareholders, as well as to create an atmosphere that recognizes the contribution and performance of each officer. In addition to merit-based promotions, the essential components of the compensation policy for the Company's executive officers are base compensation, cash bonuses, and deferred compensation.

The Committee considers many factors when determining compensation levels for executive officers. These factors include the extent to which each executive officer contributes to enhancement of shareholder value and comparisons of the Company's compensation of executive officers to the compensation paid to executive officers by other companies in the banking industry, including peer groups. The Committee also considers the extent to which each executive officer contributes to attainment of earnings targets for the Company and each subsidiary. Other factors include the executive officer's contribution to return on average equity, contribution to maintaining and enhancing earnings per share, contribution to the profitable growth of the Company, and contribution to improvements in quality of assets and, thus, quality of earnings. In determining the base compensation of the executive officers for 2002, the Committee considered all of the aforementioned factors, as well as an average salary increase at the subsidiary banks of approximately 2.5% - 3.5%.

In determining the compensation level for the Chief Executive Officer, the Committee specifically reviews trends in the Company's earnings per share, return on average equity, and growth of the balance sheet. It looks at the overall return to shareholders, including dividends paid and changes in the fair market value of the Company's stock. The Committee also assesses the CEO's effectiveness in leadership and communication skills, as demonstrated by the level at which the subsidiary banks attain their targets for earnings and asset quality, and the effectiveness of the strategic and operating planning process, which the CEO leads. During 2001, the Company's earnings per share decreased 1.7%, cash dividends declared per share resulted in a yield on beginning of the year price of 4.1%, total average assets grew 2.6%, and total shareholder return was 5.1%. Return on average equity was 15.0%. Nonaccrual loans, renegotiated loans and loans past due 90 days or more decreased $113,000 (12.8%) while net loans increased approximately $2.2 million or 0.8%.

Mr. Shepley was not present and, therefore, did not discuss or vote on any issues that came before this committee which dealt with his salary, bonus, perquisites, or post-retirement compensation package. The Compensation Committee approved the following post-retirement consulting agreement and benefits for George A. Shepley. Mr. Shepley will be paid a $3,000 per month consulting fee for the period April 18, 2003 through December 31, 2003, in recognition of his 40 years of dedicated leadership of the Company. During this consulting period, Mr. Shepley shall be available to offer his counsel upon request by Company officials. Additionally, his local country club dues of $3,185 will be paid for 2003, as well as a business related expense account up to $250 per month until December 31, 2003. An office, local phone service, and a reserved parking space will be provided Mr. Shepley until he no longer desires such amenities for his personal use. Finally, the company-owned automobile that Mr. Shepley has driven prior to his retirement, with a depreciated value of approximately $14,500, will be given as a retirement gift from the Company to Mr. Shepley. In the future no inside directors will serve on this committee.

This  report  submitted  by the Human  Resource  Committee:
  Beverly  J.  White, Chairperson       Larry L. Emmert
  David R. Housley                      Victor G. McAvoy
  George A. Shepley

Executive Compensation

The following table sets forth the remuneration paid or accrued for the past three years by the Company and its subsidiaries to the highest paid executive officers whose 2002 cash compensation exceeded $100,000.

                                                        SUMMARY COMPENSATION TABLE
------------------------------------------------------------------------------------------------------------------------------------
                                                                                    Long Term Compensation
                                                         Annual Compensation             Awards Payouts
                                                   -------------------------------  ----------------------
                                                                                     Restricted
Name and Principal                                                    Other Annual     Stock    Options or   LTIP        All Other
Position(s)                                 Year   Salary     Bonus   Compensation     Awards      SARs     Payouts   Compensation
                                                      $         $          $            $ #         $          $           (1)
------------------------------------------------------------------------------------------------------------------------------------
George A. Shepley ...................       2002   110,000    14,025       --            --         --         --         11,133
Chairman of the Board of the ........       2001   106,000     2,500       --            --         --         --         11,083
Company, First National Bank ........       2000   206,000    13,133       --            --         --         --         11,817
of Muscatine and First
National Bank in Fairfield

D. Scott Ingstad ....................       2002   175,000    23,406       --            --         --         --         29,868
Vice Chairman, President & CEO ......       2001   173,400    21,935       --            --         --         --         23,088
of the Company; Vice Chairman, ......       2000   173,400    19,074       --            --         --         --         18,380
President and CEO, First National
Bank of Muscatine

Stephen R. Cracker ..................       2002   100,000     5,000       --            --         --         --         13,698
Director of the Company; ............       2001    92,865     2,437       --            --         --         --         11,437
Director, President and CEO, ........       2000    90,161     1,360       --            --         --         --          8,959
First National Bank in Fairfield

Kim K. Bartling .....................       2002   136,500    18,428       --            --         --         --         22,490
Director, Executive Vice ............       2001   132,500    16,475       --            --         --         --         17,558
President, Chief Operating ..........       2000   128,000    11,680       --            --         --         --         13,894
Officer and Treasurer of the Company;
Director, EVP and CFO, First National
Bank of Muscatine; Director,
First National Bank in Fairfield

Tim M. Nelson .......................       2002   109,333    13,940       --            --         --         --         14,033
Executive Vice President ............       2001   105,600     9,000       --            --         --         --         11,045
and Senior Loan Officer, ............       2000   101,467     9,766       --            --         --         --          9,179
First National Bank of
Muscatine

(1) Includes contributions to the employee stock ownership plan with 401(k) provisions totaling: $11,133 for Mr. Shepley, $18,382 for Mr. Ingstad, $10,017 for Mr. Cracker, $15,139 for Mr. Bartling, and $11,621 for Mr. Nelson. Also includes matching contributions and interest earnings under the Company's deferred compensation plan totaling: $0 for Mr. Shepley, $11,486 for Mr. Ingstad, $3,681 for Mr. Cracker, $7,351 for Mr. Bartling, and $2,412 for Mr. Nelson.

Audit Committee Report

In accordance with its written charter adopted by the Board of Directors, the Audit Committee assists the Board of Directors in fulfilling its responsibilities to stockholders concerning the Company's financial reporting and internal controls, and facilitates open communication among the Audit Committee, Board of Directors, outside auditors, and management. In discharging its oversight role, the Audit Committee reviewed and discussed the audited financial statements contained in the 2002 Annual Report on Form 10-K with the Company's management and independent auditor. Management is responsible for the financial statements and the reporting process, including the system of internal controls. The independent auditor is responsible for expressing an opinion on the conformity of those financial statements with accounting principles generally accepted in the United States of America.

The Committee met privately with the independent auditor, and discussed issues deemed significant by the auditor, including those required by Statement on Auditing Standards No. 61 (Communications with Audit Committees). In addition, the Committee discussed with the independent auditor its independence from Iowa First Bancshares Corp. and its management, including the matters in the written disclosures required by Independence Standards Board Standard No. 1 (Independence Discussions with Audit Committees), and considered whether the provision of non-audit services was compatible with maintaining the auditor's independence.

In reliance on the reviews and discussions outlined above, the Audit Committee has recommended to the Board that the audited financial statements be included in Iowa First Bancshares Corp.'s Annual Report on Form 10-K for the year ended December 31, 2002, for filing with the SEC.

All members of the Audit Committee meet the independence standards as defined in the applicable listing standards of the National Association of Securities Dealers.

This report submitted by the Audit Committee: Donald R. Heckman (Chairman), John "Jay" S. McKee and Beverly J. White.

Nominating Committee

The independent Nominating Committee is responsible for recommending to the full Board of Directors nominees to stand for election as Directors and to fill any vacancies which may occur from time to time. In addition, the Nominating Committee is responsible for considering any nominations for director submitted by shareholders and for reviewing the size and composition of the Board and the criteria for selecting nominees to the Board. The Committee also recommends to the full Board of Directors the chairmanship and composition of all Board committees.

McGladrey & Pullen, LLP's Fees

Audit Fees:

The aggregate fees billed for professional services rendered for the audit of the Company's annual financial statements for the year ended December 31, 2002 and the review of the financial statements included in the Company's Forms 10-Q for 2002 filed with the Securities and Exchange Commission was $72,660.

Financial Information Systems Design and Implementation fees:

No fees were earned by McGladrey & Pullen, LLP for any information technology service (of the type described in Rule 2-01 (c)(4)(ii)(B) of Regulation S-X) during 2002.

All other fees:

The aggregate fees billed for non-audit services rendered by McGladrey & Pullen, LLP and its associated entity, RSM McGladrey, Inc., for the year ended December 31, 2002, was $68,036. The audit committee has considered whether the provision of these services is compatible with maintaining the independence of McGladrey & Pullen, LLP.

Representatives of McGladrey & Pullen, LLP, independent auditors for the Company, will be present at the annual meeting, will have an opportunity to make any statement they desire, and will be available to respond to appropriate questions.

Employee Stock Ownership Plan with 401(k) Provisions

The Company sponsors an employee stock ownership plan with 401(k) provisions. An employee becomes a participant upon completing a minimum period of employment. Employee contributions up to 6% of total compensation per employee are matched by the employer at a rate of 50% of the employee contributed amount. Additionally, the employer may make discretionary profit-sharing contributions to the plan; total annual contributions cannot exceed the amount that can be deducted for federal income tax purposes. Participants may direct investment of the funds they have contributed to their individual accounts under the plan utilizing several fixed income and equity investment options. A portion of the discretionary profit-sharing contributions made by the Company or its subsidiaries for the participants may be directed for investment in common shares of the Company. Participant (but not Company) contributions are included in salary in the Summary Compensation Table. The Company and its subsidiaries contributed a cash total of $318,597 to this plan for 2002.

Performance Incentive Plans

In addition to base compensation, each executive officer of the Company and the subsidiaries has specific annual weighted goals which, if attained, will result in year-end cash performance incentive pay equal to 10% of base pay. The maximum annual payment under this incentive plan is 15% of base pay for each participant for substantially exceeding the goals established. For the year ended December 31, 2002, amounts paid or accrued under this incentive plan totaled $95,654 which included $74,799 for executive officers of the Company as a group. Also, the Company and subsidiaries have discretionary performance incentive plans covering a majority of the officer level employees as well as other specific employees. These plans encourage improved efficiency and effectiveness of employees by increasing remuneration as a direct result of individual and organizational goal attainment. Payments made or accrued under all performance incentive plans, including the executive officer plan discussed above, totaled $190,722 for 2002.

Executive Employment Agreements

In order to advance the interests of the Company by enabling the Company to attract and retain the services of key executives upon which the successful operations of the Company are largely dependent, the Board of Directors tendered Employment and Change in Control Agreements to D. Scott Ingstad and Kim K. Bartling. An Employment Agreement was also tendered by the Board of Directors to Tim M. Nelson. See the Summary Compensation Table for information regarding the Company positions held by these individuals.

The Employment Agreements are for a base term of two years and automatically renew unless 90-days notice of non-renewal is provided to the other party. If an executive's employment is terminated prior to the expiration of the Agreement or by the providing of notice of non-renewal, or if the executive is constructively discharged (for example, as a result of a reduction in responsibilities or compensation, or other breach of the Agreement by the Company), the executive is entitled to a severance benefit of: (1) twelve months base pay; (2) any vacation pay accrued but not yet taken; (3) an amount equal to the annual average past three years payment under the Performance Incentive Plan; and (4) reimbursement of a portion of medical premiums paid by the executive such that the same "cost-sharing" basis provided at the date of termination is maintained.

Upon a change in control, as defined, the Change in Control Agreements become effective. The executive will, under the Agreement, remain employed by the Company for three years after the effective date or until executive's normal retirement date (the Employment Term), whichever is earlier. An executive who is terminated or constructively discharged after a change in control is entitled to the following for the remainder of the Employment Term: (1) base pay; (2)
payments under the Performance Incentive Plan; (3) perquisites to which the executive was entitled on the date of the change in control; and (4) contributions for benefits expected to be made to the Company's retirement plans.

Supplemental Compensation will also be provided to mitigate the effects of any excise taxes applicable to executive employment payments. Each executive is subject to a confidentiality agreement, and if the executive voluntarily terminates employment prior to a change in control or if executive's employment is terminated for cause, the executive will be subject to noncompetition and nonsolicitation agreements.

Deferred Compensation Agreements

The Company has entered into Deferred Compensation Agreements with certain directors and executive officers of the Company. Under the provisions of the agreements the directors and officers may defer a portion of their compensation each year. Based upon individual performance, if Board established performance targets are met, a match of up to 50% of the officers' deferrals (with an annual cap of $6,250 per participant) may be made by the Company. Related to the agreements, the Company has purchased various life insurance contracts. Interest on deferrals is computed at an annual rate equal to the taxable equivalent (determined using the Company's highest marginal tax bracket) of the highest yielding insurance contracts purchased by the Company related to the agreements. At December 31, 2002 the rate was 10%. Upon retirement, the director or officer will receive the deferral balance in 180 equal monthly installments. During the year ended December 31, 2002, the Company expensed $134,000 related to the agreements. As of December 31, 2002, the liability related to the agreements totaled $342,000.

The Company currently has no Incentive Stock Option or Nonstatutory Stock Option plans.

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                                       9

Comparative Performance By The Company

The graph below compares cumulative total return of the Company's common stock with (i) the Russell 2000 Stock Index, and (ii) the Media General Financial Services, Inc. (MGFS) Index for the stocks of small banks and bank holding companies in the Midwestern United States selected by the Company as a peer group (representing approximately twenty companies each with total assets under, or slightly over, one billion dollars). In the Company's opinion, this index, which includes mainly smaller banking companies, affords a representative and meaningful comparison with Iowa First Bancshares Corp. The chart assumes an investment of $100 on January 1, 1998, in each of the Company's common stock, the Russell 2000 Stock Index, and the MGFS Index for the stocks of the selected bank peer group. Each year's performance is for the twelve months ended December
31. The index level for all series was set to 100.00 on January 1, 1998. The overall performance assumes dividend reinvestment throughout the period. The Company's common stock is thinly traded on the over-the-counter bulletin board and is not listed on any other established stock market exchange, thus the price used for the Company's common stock in the chart was the greater of the year-end bid price supplied by one of the brokerage firms which acts as a market maker for the Company or the appraisal price supplied by an independent appraiser. The data points used in the omitted graph are as follows:

               Comparison of 5-Year Cumulative Total Return Among
                          Iowa First Bancshares Corp.,
                    Peer Group Index, and Russell 2000 Index

                            1997    1998    1999    2000    2001    2002
                           ----------------------------------------------

Iowa First Bancshares
  Corp. (IFST) .........   100.00  110.75   99.46   84.13   88.48  108.97
Peer Group Index Small
  Banks (Peer) .........   100.00   89.03   72.02   59.54   80.69   99.85
Russell 2000 Index
  (Russell) ............   100.00   97.20  116.24  111.22  112.36   88.11

Deadline for Shareholder Proposals for 2004 Annual Meeting

Proposals by shareholders intended to be presented at the 2004 annual meeting must be received at the Company's executive offices no later than November 11, 2003, to be included in the proxy statement and proxy form.

Deadline for Shareholder Nominations of Directors for 2004 Annual Meeting

Proposals by shareholders for vacant directorships intended to be presented at the 2004 annual meeting must be received at the Company's executive offices no later than November 11, 2003 to be included in the proxy statement and proxy form.

General

The entire cost of soliciting proxies for the annual meeting is paid by the Company. No solicitation other than by mail is contemplated.

The Board of Directors knows of no other matters which will be brought before the meeting, but, if other matters properly come before the meeting, the persons named in the proxy intend to vote the proxy according to their best judgment.

On written request to the undersigned at 300 East Second Street, Muscatine, Iowa 52761, the Company will provide, without charge to the shareholder, a copy of its Annual Report on Form 10-K, including financial statements and schedules, filed with the Securities and Exchange Commission for its most recent fiscal year.

Information set forth in this proxy statement is as of March 10, 2003, unless otherwise dated.

                                                           /s/ George A. Shepley
                                                           ---------------------
March 11, 2003                                             George A. Shepley
                                                           Chairman of the Board


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